Form 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Leading Brands, Inc. (the “Company”)
33 W. 8th Avenue - Unit 101
Vancouver, BC
V5Y 1M8

Item 2:	Dates of Material Changes

July 18, 2018
July 19, 2018

Item 3:	News Release

News releases were issued and disseminated on July 19, 2018 and July 20, 2018 and filed on SEDAR (www.sedar.com). Copies of the news releases are attached hereto as Schedule “A” and Schedule “B”, respectively.

Item 4:	Summary of Material Changes

On July 18, 2018, the Company appointed Charles Brezer as the director of the Company. Ralph McRae, Thomas Gaglardi, Darryl Eddy and James Corbett tendered their resignations as directors of the Company. Mr. McRae also tendered his resignation as President and CEO of the Company.

On July 19, 2018, the Company appointed Joshua Jackson, Daniel Cruz, Stephen Jackson and Krysanne Katsoolis to its board of directors of the Company.

Item 5:	Full Description of Material Change

See the news releases attached as Schedule “A” and Schedule “B”.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

None

Item 8:	Executive Officer

Charles Brezer, Director
Telephone: 604 685 5200

Item 9:	Date of Report

July 20, 2018

Schedule “A”

FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.

Announces Change in Board of Directors

Vancouver, Canada, July 19, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company”) announces that on July 18, 2018, Charles Brezer was appointed as a director to fill the current vacancy in the board of directors of the Company. Mr. Brezer is also a director of Liquid Media Group Ltd. (“Liquid”). Following the appointment of Mr. Brezer, the other directors, Ralph McRae, Thomas Gaglardi, Darryl Eddy and James Corbett, tendered their resignations. Mr. McRae has also tendered his resignation as President and CEO of the Company.

The adjourned special meeting of shareholders of the Company will reconvene at 10 a.m. (Vancouver time) on Monday, July 23, 2018 to consider the previously announced plan of arrangement transaction (the “Arrangement”) with Liquid.

The other transaction steps contemplated in the Arrangement pertaining to the departing directors have now been completed. Please refer to the joint information circular of the Company and Liquid dated June 8, 2018 for reference to the transaction steps contemplated in the Arrangement.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Schedule “B”

FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES APPOINTMENTS TO THE BOARD

Vancouver, Canada, July 20, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or “LBIX”), is pleased to announce that in furtherance of the plan of arrangement transaction (the “Arrangement”) with Liquid Media Group Ltd. (“Liquid”), it has appointed Joshua Jackson, Daniel Cruz, Stephen Jackson and Krysanne Katsoolis to its board of directors.

Joshua Jackson is an actor, producer and director with over 20 years’ experience in the entertainment industry. Mr. Jackson has starred in over 30 films and has headlined TV shows such as “Fringe,” “Dawson’s Creek,” and “The Affair”. Daniel Cruz joined the Wealth Management department of Canaccord Financial Inc. in 2006 where he became one of the youngest Senior Investment Advisors. As a former film and television actor in his youth, Daniel combines his expertise in Securities and Capital Markets with his passion for the entertainment industry. Stephen Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 where he advised clients on commercial and particularly securities matters in Canada, the USA, and other jurisdictions. He was called to the bar of B.C. in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the USA. Krysanne Katsoolis is an executive with over 20 years of extensive experience in overseeing companies in the production and distribution of film and television. Ms. Katsoolis is a Fulbright Scholar with a masters Law Degree from Columbia University. The board looks forward to the adjourned special meeting of the LBIX shareholders on Monday, July 23, 2018, to vote upon the Arrangement. Please refer to the joint information circular of the Company and Liquid dated June 8, 2018 for reference to the transaction steps contemplated in the Arrangement.

On behalf of the board of directors

“Charles Brezer”

Charles Brezer
Director

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.